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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated December 4, 2006
File No. 333-137958

DG FASTCHANNEL, INC.

FINAL TERM SHEET

December 14, 2006

Issuer:	DG FastChannel, Inc.
Common stock offered by Issuer:	2,556,000 shares
Selling Stockholder:	CrossPoint Venture Partners
Common stock offered by Selling Stockholder:	400,000 shares
Over-allotment option:	443,400 shares
The underwriters have an option for a period of up to 30 days to purchase up to an additional 443,400 shares of common stock from the Issuer to cover over-allotments, if any.
Public offering price:	$11.40 per share
Gross spread:	$0.684 per share
Net proceeds (after estimated expenses) to Issuer:	Approximately $27.0 million, or approximately $31.7 million if the underwriters exercise their over-allotment option in full.
The Issuer will not receive any proceeds from the sale of the common stock being offered by the Selling Stockholder.
Use of proceeds:
The Issuer expects to use the net proceeds from this offering to repay indebtedness outstanding under the revolving line of credit component of its credit facility, to fund potential acquisitions, and for general corporate purposes.
Capitalization:
Based on the public offering price of $11.40 per share, as of September 30, 2006, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $21.0 million, additional paid-in capital would have been approximately $329.2 million, total stockholders' equity would have been approximately $135.4 million and total capitalization would have been approximately $155.9 million.

Dilution:
Based on the public offering price of $11.40 per share, as of September 30, 2006, adjusted net tangible book value after this offering would have been approximately $36.6 million, or approximately $2.41 per share. This represents an immediate increase in net tangible book value per share of $1.65 to existing stockholders and immediate dilution of $8.99 per share to new investors in this offering. New investors will have purchased approximately 16.8% of the outstanding common stock immediately following the completion of this offering and will have contributed approximately 8.3% of the total consideration paid for the common stock.
Selling Stockholder information:
Of the shares beneficially owned by CrossPoint Venture Partners, 358,913 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000 Q, L.P. and 41,087 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000, L.P. After completion of the offering CrossPoint Venture Partners will beneficially own 1,282,995 shares of common stock, or 8.45%, of the shares outstanding as of November 30, 2006.
Trade date:	December 14, 2006
Settlement date:	Delivery of the shares of common stock will be made against payment therefor on or about December 19, 2006.
Risk factors:
The shares of common stock offered hereby involve a high degree of risk. See the disclosure relating to the risks affecting the Issuer set forth in the documents filed by the Issuer with the SEC under the Securities Exchange Act of 1934, as amended.
Book-running manager:	Oppenheimer & Co. Inc. is the sole book-running manager in this offering.
Co-managers:	ThinkEquity Partners LLC and Roth Capital Partners, LLC are acting as co-managers.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Oppenheimer & Co. Inc. toll free at (800) 221-5588, Attention: Equity Capital Markets, 125 Broad Street, 15th Floor, New York, NY 10004, or via email at ecm@opco.com.

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FINAL TERM SHEET